cM

SECU 08025813 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51509

SEC Mail Processing Section

FEB 29 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fixed Income Securities, LP

OFFICIAL USE ONLY
46727
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument (City) Colorado (State) 80132 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Roberg 719-488-6139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Ste 100, Dallas, Texas 75231-4507
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fixed Income Securities, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Barbara H. Dixon, Notary Public
State of Colorado
My Commission Expires 8/8/2011

Signature

Chairman of the Board
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fixed Income Securities, LP

Statement of Financial Condition
and
Independent Auditors' Report on
Internal Accounting Controls

December 31, 2007

Fixed Income Securities, LP
Statement of Financial Condition and
Independent Auditors' Report on
Internal Accounting Controls
December 31, 2007

TABLE OF CONTENTS

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Fixed Income Securities, LP, as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the partnership's management. Our responsibility is to express an opinion on that statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fixed Income Securities, LP, as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2008

Fixed Income Securities, LP
Statement of Financial Condition
As of December 31, 2007

Assets

Cash	$ 147,169
Due from clearing organizations	3,858,634
Securities owned	36,605,875
Receivables:	
Deferred sales charge, C&D fees and organizational fees	4,399,303
Receivable from broker dealers, other	753,945
Accrued interest	388,204
Furniture, equipment, leasehold improvements and software, less accumulated depreciation and amortization of $1,713,328	1,500,990
Goodwill	621,359
Prepaid expenses and other	714,891
Total assets	$ 48,990,370

Liabilities and Partners' Equity

Accounts payable and accrued expenses	$ 2,464,828
Securities sold, not yet purchased	1,180,391
Due to clearing organization	25,627,807
Total Liabilities	29,273,026
Subordinated borrowings	1,000,000
Partners' equity	18,717,344
Total liabilities and partners' equity	$ 48,990,370

The accompanying notes are an integral part of the Statement of Financial Condition.

Fixed Income Securities, LP
Notes to Statement of Financial Condition
December 31, 2007

1. Organization and Nature of Business

Fixed Income Securities, LP ("the Company"), a Texas Limited Partnership, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Monument, Colorado and has additional offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. The Company provides fixed income trading and support services to other broker-dealers, registered investment advisors and other institutional accounts. In addition, the Company sponsors and sells unit investment trusts, which are marketed under the name of Advisor's Disciplined Trust ("ADT"), through its Advisor's Asset Management division.

The Company converted its operating entity from a Texas Limited Partnership to a Delaware Corporation and changed its name to Fixed Income Securities, Inc. effective January 1, 2008.

2. Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes may vary from the actual results.

Securities Transactions

Proprietary securities transactions entered into for the account and risk of the Company are recorded on the settlement date basis. There is no material effect on the Statement of Financial Condition between the proprietary security positions on settlement date when compared to using trade date.

Marketable securities owned and sold, but not yet purchased, are valued at market value and are readily marketable.

Sales Charges, C&D Fees and Organization Fees

The sale of units of the Company's ADTs result in receivables for deferred sales charges, C&D fees and Organizational fees are recorded on a settlement date basis. There is no material effect on the financial statements between recording

these related receivables on settlement date when compared to using trade date.

Fixed Assets and Depreciation Expense

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally five to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes

Because the Company is a Limited Partnership, all U.S. federal, state and local income taxes are paid at the individual partner's level.

3. Clearing Broker-Dealer

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers.

The Company's clearing agreements with its broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they aware of any potential losses relating to this indemnification.

4. Subordinated Borrowing

At December 31, 2007, the Company had a $1,000,000 subordinated borrowing agreement, which bears interest at the broker call rate plus ½% and is due December 31, 2009, from Sterling Resources, Inc. ("Sterling"). The subordinated borrowing, which was amended and approved by FINRA effective on December 31, 2007, is available in computing net capital under SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires

the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2007, the Company had net capital of $8,767,625 which was $8,603,304 in excess of its required net capital of $164,321 and its ratio of aggregate indebtedness to net capital was .28 to 1.

6. Related Party Transactions

During the year ended December 31, 2007, Sterling Resources, Inc., the 100% owner of Sterling Management, LLC which is the 1% General Partner of the Company, purchased approximately $32,220,000 of receivables representing the deferred sales charge due to the Company that relate to the sale of their unit investment trust products.

The Company leases its office in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by Sterling. For the year ended December 31, 2007, the Company paid rents totaling approximately $201,000 to Base Camp Road, LLC.

The Company leased its office space in Texas from IH 10/FIS Building, LP, an entity that is 100% owned by Sterling. For the year ended December 31, 2007, the Company paid rents totaling approximately $374,000 to IH/FIS Building, LP.

7. Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2016. At December 31, 2007, the approximate minimum future rentals on non-cancelable operating leases were as follows:

2008		$1,063,175
2009		1,161,500
2010		951,850
2011		854,750
2012		562,850
Thereafter		1,334,800
	Total	$5,928,925

The Company is involved in regulatory and legal proceedings concerning matters arising in connection with the conduct of the Company's business. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's Statement of Financial Condition. The

Company intends to defend itself vigorously against all of the claims asserted in these matters.

8. Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealer. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealer is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market value on December 31, 2007 and will incur a loss if the market value of those securities increases subsequent to December 31, 2007.

9. Fair Value Information

At December 31, 2007, substantially all of the Company's assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include receivables, payables, accrued compensation liabilities and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in interest rates because of the limited term to maturity of these instruments.

10. Employee Benefit Plans

The Company out-sources its employees, including the active limited partners, through a Professional Employer Organization (PEO). The PEO sponsors a 401(k) plan (the "Plan") for the employees. The Plan offers the employees the opportunity to plan, save and invest for their future financial needs. The Company is responsible for making periodic contributions to the Plan based on the discretion of management. Effective January 1, 2008 the Company no longer contracted with the PEO and the employees of the PEO became employees of the Company.

The partnership established an ownership option plan to attract, retain and reward persons performing services for the partnership. The maximum units of ownership available to the plan are restricted to 20% of the authorized

partnership units. The option exercise price is set by the partners and subject to the terms of the ownership option plan.

Date	options awarded	unit price	options exercised	options forfeited	options unexercised
2002	460,721	$2.19	(369,456)	(2,909)	88,356
2003	705,720	2.55	(583,200)	(64,800)	57,720
2004	331,750	4.73	(255,000)	(29,250)	47,500
2005	383,150	4.11	(252,200)	(29,350)	101,600
2006	404,600	3.39	(177,000)	(15,500)	212,100
2007	959,252	3.44	(107,495)	(9,000)	842,757
	3,245,193		(1,744,351)	(150,809)	1,350,033

11. Partnership Equity

Various partners contributed $5,010,834 into Partners' Equity during the year ended December 31, 2007

Fixed Income Securities, LP
Report of Independent Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
For the year ended December 31, 2007

HATFIELD & HATFIELD, INC

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Report of Independent Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of Fixed Income Securities, LP (the partnership), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the partnership in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hatfield & Hatfield

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2008

END